EXHIBIT (a)(6)

 December 14, 1998


 RE:  Quarterly Cash Dividend and Offer to Purchase Stock


 Dear Shareholder:

 Your Board of Directors has declared a regular quarterly dividend of $.17 per share and a special year-end dividend of $.17 per share for a total of $.34 per share to shareholders of record December 3, 1998, payable December 15, 1998. This brings your total dividend received for 1998 to $.81. This is an all time high for Mid-Wisconsin Financial Services, Inc.

 After careful consideration, your Board of Directors has also authorized the Company to purchase up to 93,045 shares of its common stock, at a price of $27.50 per share. This represents 5% of the shares outstanding on December 14, 1998. You may tender all of your shares if you wish. In the event that the total number of shares tendered exceeds 93,045, all "odd lot" tenders (shareholders who own fewer than 100 shares) will be accepted and all other tenders will be accepted on a pro rata basis.

 The Company is making this offer after careful consideration of our capital needs and the market for our stock. As discussed in the enclosed Offer to Purchase, the holding company now has more capital than is needed to satisfy applicable bank regulations. Our capital level is also higher than the Board believes can be used to best advantage in our normal banking operations even as we look to our plans for continued growth. In addition, partly as a result of the limited trading market for our stock, the Board believes that the stock recently has been somewhat undervalued in market quotations. Based on these considerations, the Board believes that shareholder interests would be better served by using some of our excess capital to repurchase our own shares.

 The offer and instructions on how to tender your shares are explained in detail in the enclosed Offer to Purchase and Transmittal Form. In particular, shareholders owning fewer than 100 shares may find the offer provides a good opportunity to sell their shares and avoid customary "odd-lot" charges imposed by brokers. It is not necessary to return the Transmittal Form if you are not tendering any shares of stock.

 I encourage you to read these materials carefully before making any decision with respect to the offer. The offer is completely voluntary. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

 Please note that the offer is scheduled to expire at 5:00 P.M., Central Standard Time, on Friday, January 15, 1999, unless extended by the Company. Questions regarding the offer should be directed to Gene Knoll, Bill Weiland or Mary Sarver at 715-748-8300 or 1-800-643-9472.
 On behalf of the Mid-Wisconsin organization, we wish you a joyous holiday season and a happy, healthy and prosperous 1999!

 Sincerely,



 Gene C. Knoll
 President & CEO

 Enclosures: Dividend Check
             3rd Quarter Financial Statement
             Offer to Purchase
             Transmittal Form
             Return Envelope